# Nuestro Camino Film

Immigrant Story About Fighting for a Better Life

 NUESTROCAMINOFILM.COM   LOS ANGELES CALIFORNIA



 *Nuestro Camino is an immigration story that audiences around the globe can relate to. Our team is composed of immigrants who live this story everyday. We aim to celebrate the ones who fought for our chance of being here today.*

**Thomas Macias** Director @ Nuestro Camino Film

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### Why you may want to support us...

1. Director Thomas Macias has directed many short films, music videos and a pilot to one of the biggest streamers of the world.

2. There are many eyes on the topic of immigration. This creates a huge audience for us.

3. After a succesful crowdfunding campaign, Nuestro Camino raised $20k for pre-production, and $5k for color-grading services.

### Our Team
AND OUR MAJOR ACCOMPLISHMENTS

 **Thomas Macias**
Director
*An award winning director who focuses on telling the stories we don't regularly see on screen.*

 **Stephanie Botelho**
Producer
*Stephanie Botelho has won numerous awards for her first film including Best Women Short, Best Female Director and Best Narrative.*

 **Woraprat Attasawat**
Producer
*Having endured many difficulties while living abroad, he has decided that stories about diversity are his main focus on storytelling.*

### In the news

 **Meet Thomas Macias of Blue Shrimp Films in Woodland Hills**

One of our main goals is to tell the industry that we have the ability to tell stories with the least amount of money possible. Yes, having money is nice, but we are trying to prove ourselves.

is nice, but we are trying to prove ourselves.
June 12, 2019 @ http

### Downloads

Nuestro Camino Pitch Deck 2019

# The story that all Immigrants in the world can relate to.

### The Story

- In 1969, Alejandro and Severa Mercado decided that in order to have a better life, they had to leave Mexico and head to the United States. In 1971, Alejandro acquired fake passports to cross the border in Tijuana. As they voyaged towards their new home, the family is broken up and separated. It is up to Alejandro to journey back and reunite with the two people who matter the most in his life.



*Alejandro and Severa Mercado on their wedding day. Mexico, 1969.*

### Director's Statement

My grandparent's journey to the United States is a story I've become dedicatedly passionate about. I care deeply about my grandparents as they have always been supportive of my choices in life. My grandfather always tells me to never give up and to always keep on pushing because if I do, I'll get to where I want to be. That is Nuestro Camino. A story about a man who never gave up. He wanted to reunite with his family and did with all the obstacles he faced. Nothing stopped him from reaching his goal and being reunited with his loved ones. Nuestro Camino is an anthem to all people, past and present who follow their dreams and reach their goals. Latinos are present and we're here to stay.

### Past Projects

> *Above is Thomas Macias, Director's reel. It highlights his work from 2018-2019.*
> *Work shown: Saving Harold (Short Film), Cocaine Sisters (TV Pilot),*
> *Passion Fruit (Feature Documentary), Low Point (Short Film) A Tiempo (Short Film),*
> *Gordito (Short Film), La Venganza de Jessica (Short Film), Tumbleweed (Short Film)*
> *Lil Cris - Ruthless (MV), Moe Maurice - About Us (MV), H3CTIIC - What About Us (MV),*
> *Jay Laurent - Low-key/Having Fun (MV), J.Star - Pronto (MV),*
> *Jane Summerlin - Butterfly (MV), Shoreline Mafia, Kali Uchis, Khalid, SALES (recap)*

### Our Team

We are a group of multicultural, young, filmmakers who strive for limitless possibilities that can aesthetically deliver crucial topics to the world. Our strong team has trained under Hollywood's standards to deliver professional work.



*From left to right - Stephanie Botelho, Thomas Macias, Chinnakrit "Oak" Soonthornwan, Woraprat "Bright" Attasawat*

### How We Make Money

Blue Shrimp Films is an independent production company located in Los Angeles, CA. We focus on making sure that we produce the best possible content with what is given to us. Big budget or no budget, we give our hearts and soul into all of our projects. Our team focuses on films, music videos, and commercial content. We shoot, edit, and self-distribute it all on our own,

### Distribution Strategy

Nuestro Camino will be sent to prestigious film festivals around the world. Following its festival run, we plan to distribute Nuestro Camino worldwide. The film will have a theatrical release. It will then be placed on streaming services, like this, we have the ability to showcase our film how we want and where it best fits.

### Our Audience

Nuestro Camino is dedicated to all the people that fight for their right of a better life. Given the moment we find ourselves in today, our film will attract attention worldwide. Through this beautiful true story, sensitive cinematography, original soundtrack, and major production design, our audience will be engaged from beginning to end, and left with the urge for more. This gives us the opportunity to have a great theatrical release as well as keep our audience interested on our future productions.



# Investor Q&A

**What does your company do?** ⌄

– COLLAPSE ALL

Our company believes in the power of storytelling. We produce meaningful content that sends joyful messages to the world.

**Where will your company be in 5 years?** ⌄

In 5 years, we want Nuestro Camino to have screened in many festivals, theatre and still be on VOD platform. Investors will get return from all Nuestro Camino's revenue.

**Why did you choose this idea?** ⌄

Nuestro Camino is an immigration story that audiences around the globe can relate to. Our team is composed of immigrants who live this story everyday. We aim to celebrate the ones who fought for our chance of being here today.

**Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?** ⌄

With the immigration scenario we find ourselves in today, it is necessary to spread stories that show how much this topic matters. Everyday the world is closer to understanding what Latino immigrants go through in hopes of a better life; and we intend on making an authentic representation of that transition.

**What is your proudest accomplishment?** ⌄

We have notable Latino actors attached to our project.

**How far along are you? What's your biggest obstacle?** ⌄

We're in pre-production: we have a crew, cast, and shooting locations confirmed. Our biggest obstacle at the moment is acquiring the final batch of funds. Our goal is to shoot this film in December 2019.

**Who are your competitors? Who is the biggest threat?** ⌄

Our competitors are Hollywood Studios that have the sources available to them to produce higher budget films. As independent filmmakers, we are given the opportunity to embrace the freedom of storytelling.

**What do you understand that your competitors don't?** ⌄

Independent film is at a boom right now. We have the ability to work with what we have and make a feature that tells the stories that people actually want to see on screen. Representation is extremely important right now and "whitewashing" stories is the one thing that these studios are constantly doing.

**How will you make money?** ⌄

After submitting to film festivals in 2020, the film will have the ability to make money with a worldwide, theatrical release, and Video on demand. Our team and investors will earn lifetime ownership and income.

**What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?** ⌄

It's a feature created by young filmmakers who recently graduated. We promise to work though like someone who has been in the industry for over 20 years. This is all a start for us but we have the biggest ambitions and motivation.

**What do you need the most help with?** ⌄

Many artists in Hollywood wish to tell wonderful stories, but being one-one is the worst obstacle. However, we roll up our sleeves and are planning to make our dream of making this feature a dream come true.

**What would you do with $50,000? How about $100,000?** ⌄

With $50,000 we would be able to produce a shortened version of our film, but still with high quality.

With $100,000, our film would still be produced as a feature film, we would be able to budget the film to fit this amount and would be able to keep the quality of our product.